Item 77M

The Munder Small-Mid Cap Fund, a series of Munder Series Trust, was reorganized with and into the Munder Mid-Cap Core Growth Fund, a separate series of Munder Series Trust. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on February 11, 2009. The transaction was completed on March 27, 2009.